UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                                BIO-PLEXUS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   09057C 106
                                 (CUSIP Number)

                                 JOSEPH P. WYNNE
                         COMVEST VENTURE PARTNERS, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:

                               ALAN I. ANNEX, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200

                                OCTOBER 31, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ___.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       CUSIP NO. 09057C 106 SCHEDULE 13D
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          COMVEST VENTURE PARTNERS, L.P. (13-4124841)

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [  ]
          (b)  [  ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER
NUMBER OF
SHARES                                  ----------------------------------------
BENEFICIALLY                             8  SHARED VOTING POWER
OWNED BY
EACH                                        530,000
REPORTING                               ----------------------------------------
PERSON                                   9  SOLE  DISPOSITIVE POWER
WITH

                                        ----------------------------------------
                                        10  SHARED DISPOSITIVE POWER

                                            530,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         530,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.39%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 09057C 106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         COMVEST MANAGEMENT, LLC (06-1588640)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [  ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER
NUMBER OF
SHARES                                  ----------------------------------------
BENEFICIALLY                            8   SHARED VOTING POWER
OWNED BY
EACH                                        530,000
REPORTING                               ----------------------------------------
PERSON                                  9   SOLE  DISPOSITIVE POWER
WITH
                                        ----------------------------------------
                                       10   SHARED DISPOSITIVE POWER

                                            530,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         530,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.39%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------


                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 09057C 106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         COMMONWEALTH ASSOCIATES, L.P. (13-3467952)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [  ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                        7   SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                           -----------------------------------------
OWNED BY                                8   SHARED VOTING POWER
EACH
REPORTING                                   1,000,000
PERSON                                 -----------------------------------------
WITH                                    9   SOLE  DISPOSITIVE POWER

                                       -----------------------------------------
                                       10   SHARED DISPOSITIVE POWER

                                            1,000,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 09057C 106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         COMMONWEALTH ASSOCIATES MANAGEMENT COMPANY, INC. (13-3468747)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)  [  ]
         (b)  [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                           -----------------------------------------
OWNED BY                               8    SHARED VOTING POWER
EACH
REPORTING                                   1,000,000
PERSON                                 -----------------------------------------
WITH                                   9    SOLE  DISPOSITIVE POWER


                                       -----------------------------------------
                                       10   SHARED DISPOSITIVE POWER

                                            1,000,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                        CUSIP NO. 09057C 106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         MICHAEL S. FALK
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [  ]
         (b) [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                           -----------------------------------------
OWNED BY                                8   SHARED VOTING POWER
EACH
REPORTING                                   1,530,000
PERSON                                 -----------------------------------------
WITH                                    9   SOLE  DISPOSITIVE POWER


                                       -----------------------------------------
                                       10   SHARED DISPOSITIVE POWER

                                            1,530,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,530,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 09057C 106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         ROBERT PRIDDY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [  ]
         (b) [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
NUMBER OF
SHARES                                      166,667
BENEFICIALLY                           -----------------------------------------
OWNED BY                                8   SHARED VOTING POWER
EACH
REPORTING                                   333,334
PERSON                                 -----------------------------------------
WITH                                    9   SOLE  DISPOSITIVE POWER

                                            166,667
                                       -----------------------------------------
                                       10   SHARED DISPOSITIVE POWER

                                            333,334

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         333,334
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [ ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT

                       CUSIP NO. 09057C 106 SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         RMC CAPITAL, LLC (58-2391586)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [  ]
         (b) [  ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         GEORGIA
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                           -----------------------------------------
OWNED BY                                8   SHARED VOTING POWER
EACH
REPORTING                                   166,667
PERSON                                 -----------------------------------------
WITH                                    9   SOLE  DISPOSITIVE POWER


                                       -----------------------------------------
                                       10   SHARED DISPOSITIVE POWER

                                            166,667

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         166,667
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [  ]


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

        This Amendment No. 2 to the statement on Schedule 13D filed on behalf of ComVest Venture Partners, L.P. ("ComVest"), ComVest Management, LLC ("ComVest Management"), Commonwealth Associates Management Company, Inc. ("CAMC"), Commonwealth Associates, LP ("Commonwealth"), RMC Capital, LLC ("RMC"), Michael
S. Falk ("Falk") and Robert Priddy ("Priddy") on June 28, 2002, relates to the common stock, par value $0.001 per share (the "Common Stock") of Bio-Plexus, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 129 Reservoir Road, Vernon, Connecticut 06066.


ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is hereby amended and restated as follows:

        This statement is filed jointly by (i) ComVest, a limited partnership organized under the laws of Delaware, whose principal business is investing in securities, (ii) ComVest Management, LLC, a limited liability company organized under the laws of Delaware, whose principal business is investing in securities;
(iii) Commonwealth, a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking; (iv) CAMC, a corporation organized under the laws of New York and the corporate general partner of Commonwealth; (v) RMC, a limited liability company organized under the laws of Georgia, whose principal business is investing in securities; (vi) Falk, an individual; and (vii) Priddy, an individual. ComVest, ComVest Management, Commonwealth, CAMC, RMC, Falk and Priddy are the "Reporting Persons."

        ComVest Management is the general partner of ComVest and is wholly-owned by CAMC. CAMC is the general and principal partner of Commonwealth. The managers of ComVest Management are Travis L. Provow, Falk and Keith Rosenbloom ("Rosenbloom"). Rosenbloom and Harold Blue are directors of CAMC, and Falk is Chairman of CAMC. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Sharon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC.

        All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC, is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

        During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended to reflect that:

(a) ComVest may be deemed to be the beneficial owner of an aggregate of 530,000 shares of Common Stock, representing approximately 4.39% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist exclusively of the right to acquire 530,000 shares of Common Stock upon exercise of a warrant at an exercise price of $1.00 per share, issued by the Issuer to ComVest on June 19, 2002 (the "ComVest Warrant"). The ComVest Warrant expires on December 18, 2004 and contains a cashless exercise feature. In the event the Issuer repays the Notes in full on or prior to December 18, 2002, the Issuer shall have the right to redeem 50% of the ComVest Warrant at a price of $.01 per share.

        ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 530,000 shares of Common Stock beneficially owned by ComVest, representing approximately 4.39% of the issued and outstanding shares of Common Stock of the Issuer.

        Commonwealth may be deemed to be the beneficial owner of an aggregate of 1,000,000 shares of Common Stock, representing approximately 7.97% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist exclusively of the right to acquire 1,000,000 shares of Common Stock upon the exercise of the Advisor Warrant.

        CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 1,000,000 shares of Common Stock beneficially owned by Commonwealth, representing approximately 7.97% of the issued and outstanding shares of Common Stock of the Issuer.

        Falk may be deemed to be the beneficial owner of an aggregate of 1,530,000 shares of Common Stock, representing approximately 11.70% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of the following: (i) the right to acquire 530,000 shares of Common Stock upon exercise of the ComVest Warrant; and (ii) the right to acquire 1,000,000 shares of Common Stock upon exercise of the Advisor Warrant. In his capacity as Chairman and controlling equity owner of CAMC, which is the general and principal partner of Commonwealth and the owner of all the interests in ComVest Management (the general partner of ComVest), Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

        RMC may be deemed to be the beneficial owner of an aggregate of 166,667 shares of Common Stock, representing approximately 1.42% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist exclusively of the right to acquire 166,667 shares of Common Stock upon exercise of a warrant at an exercise price of $1.00 per share, issued by the Issuer to ComVest on June 19, 2002 (the "RMC Warrant"). The RMC Warrant expires on December 18, 2004 and contains a cashless exercise feature. In the event the Issuer repays the Notes in full on or prior to December 18, 2002, the Issuer shall have the right to redeem 50% of the RMC Warrant at a price of $.01 per share.

        Priddy may be deemed to be the beneficial owner of an aggregate of 333,334 shares of Common Stock, representing approximately 2.80% of the issued and outstanding shares of Common Stock of the Issuer. These holdings consist of:
(i) the right to acquire 166,667 shares of Common Stock upon exercise of a warrant at an exercise price of $1.00 per share, issued by the Issuer to Priddy on June 19, 2002 (the "Priddy Warrant" and together with the ComVest Warrant and the RMC Warrant, the "Warrants"); and (ii) the right to acquire 166,667 shares of Common Stock upon exercise of the RMC Warrant. The Priddy Warrant expires on December 18, 2004 and contains a cashless exercise feature. In the event the Issuer repays the Notes in full on or prior to December 18, 2002, the Issuer shall have the right to redeem 50% of the Priddy Warrant at a price of $.01 per share.

(b)     Number of shares as to which each such person has:

        (1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

        Name                    Number of Shares

        Robert Priddy                166,667

        (2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

               (i) ComVest, ComVest Management and Falk may be deemed to share such voting and disposition powers with respect to the 530,000 shares of Common Stock beneficially held by ComVest.

               (ii) Commonwealth, CAMC and Falk may be deemed to share such voting and disposition powers with respect to the 1,000,000 shares of Common Stock beneficially held by Commonwealth.

               (iii) RMC and Priddy may be deemed to share such voting and disposition powers with respect to the 166,667 shares of Common Stock beneficially held by RMC.

(c) On October 29, 2002, ComVest, Priddy, RMC and certain other equity owners of the Issuer entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") and a Note Purchase Agreement (the "Note Purchase Agreement") with ICU Medical, Inc. ("ICU").

        Pursuant to the terms of the Securities Purchase Agreement and the Note Purchase Agreement, on October 31, 2002, ComVest sold to ICU 4,172,282 shares of Common Stock and a warrant to purchaser 557,164 shares of Common Stock at an exercise price of $2.283 per share, for an aggregate purchase price of $2,756,000.75. In addition, ComVest sold to ICU a note in the principal amount of $1,060,000 (the "ComVest Note") issued by the Issuer to ComVest, for a purchase price equal to the face value of the ComVest Note.

        In addition, pursuant to the terms of the Securities Purchase Agreement and the Note Purchase Agreement, on October 31, 2002, Priddy sold to ICU 1,312,038 shares of Common Stock and a warrant to purchase 175,208 shares of Common Stock at an exercise price of $2.283 per share, for an aggregate purchase price of $866,666.67. In addition, Priddy sold to ICU a note in the principal amount of $333,333 (the "Priddy Note") issued by the Issuer to Priddy, for a purchase price equal to the face value of the Priddy Note.

        Further, pursuant to the terms of the Securities Purchase Agreement and the Note Purchase Agreement, on October 31, 2002, RMC sold to ICU 1,312,038 shares of Common Stock and a warrant to purchase 175,208 shares of Common Stock at an exercise price of $2.283 per share, for an aggregate purchase price of $866,666.67. In addition, RMC sold to ICU a note in the principal amount of $333,333 (the "RMC Note" and together with the ComVest Note and the Priddy Note, the "Notes") issued by the Issuer to RMC, for a purchase price equal to the face value of the RMC Note.

        In addition, the Advisor Warrant to purchase 1,000,000 shares of Common Stock at a per share exercise price equal to $1.00 which the Issuer issued to Commonwealth on June 19, 2002, as previously reported, was never allocated among the individuals listed in Commonwealth's Instruction Letter of June 25, 2002. Two of the individuals listed in the Instruction Letter were Priddy and Falk, who were allocated to receive warrants to purchase 49,995 and 397,166 shares of Common Stock, respectively, as previously reported. Since such allocations have not been made, the full Advisor Warrant is beneficially owned by Commonwealth.

        The foregoing descriptions of the Securities Purchase Agreement and the Note Purchase Agreement are not intended to be complete and are qualified in their entirety by the complete texts of the Securities Purchase Agreement and the Note Purchase Agreement. Copies of the Securities Purchase Agreement and the Note Purchase Agreement are filed as Exhibits 2 and 3, hereto, respectively.

(d)     Not applicable.

(e)     Please see Item 5(c) above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended to add the following:

        Exhibit 1:    Joint Filing Agreement, dated as of June 28, 2002.

        Exhibit 2: Securities Purchase Agreement, dated as of October 29, 2002, by and among ICU, ComVest, RMC, Priddy and each of the other individuals named therein.

        Exhibit 3: Note Purchase Agreement, dated as of October 29, 2002, by and among ICU, ComVest, RMC, Priddy and each of the other individuals named therein.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 5, 2002            ComVest Venture Partners, LP

                                        By: ComVest Management, LLC, its
                                            General partner

                                        By: /s/ Michael S. Falk
                                            ---------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager

                                  EXHIBIT INDEX

        Exhibit 1:    Joint Filing Agreement, dated as of June 28, 2002.

        Exhibit 2: Securities Purchase Agreement, dated as of October 29, 2002, by and among ICU, ComVest, RMC, Priddy and each of the other individuals named therein.

        Exhibit 3: Note Purchase Agreement, dated as of October 29, 2002, by and among ICU, ComVest, RMC, Priddy and each of the other individuals named therein.